Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 File No. 333-111310) of Elron Electronic Industries Ltd. of our report dated March 14, 2005, with respect to the consolidated financial statements of Elbit Systems Ltd. included in this Annual Report on Form 20-F of Elron Electronic Industries Ltd. for the year ended December 31, 2004.

Haifa, Israel July 12, 2005	/s/ Kost Forer Gabbay & Kasierer A member of Ernst & Young Global